SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                               LNR Property Corp.
             ------------------------------------------------------
                                (NAME OF ISSUER)


                     		COMMON STOCK
             ------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   501940100
             ------------------------------------------------------
                                 (CUSIP NUMBER)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



- ------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      THIRD AVENUE MANAGEMENT LLC

      (EIN 01-0690900)
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  3   SEC USE ONLY
- ------------------------------------------------------------------------------
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE LIMITED LIABILITY CORPORATION
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                   5 SOLE VOTING POWER
                           2,639,300
   NUMBER OF     ---------------------------------------------------------------
                 ---------------------------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               None
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                2,901,225
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER
                           None
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           2,901,225
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.6%
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
           IA
- ------------------------------------------------------------------------------

ITEM 1.

     (A) NAME OF ISSUER:

         LNR Property Corp. (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR,IF NONE, RESIDENCE:

         760 Northwest 107th Avenue, Miami, FL 33172

ITEM 2.

     (A) NAME OF PERSON FILING:

     This schedule is being filed by Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as "Filer").

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     The address of the principal executive office of TAM is:
     622 Third Avenue, 32nd Floor, New York, New York 10017.

     (C) CITIZENSHIP:

     The citizenship or place of organization of the reporting person is as follows:

         Delaware Limited Liability Company.

     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value per share.


     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value per share.

     (E) CUSIP NUMBER:

         501940100

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser. TAM is a registered under Section 203 of the Investment Advisers Act of 1940.


ITEM 4.  OWNERSHIP.

     (a)& (b) TAM beneficially owns 2,901,225 shares, or 14.6% of the class of securities of the issuer.

          (c)   (i) TAM: 2,639,300

               (ii) Not applicable.

              (iii) TAM: 2,901,225

               (iv) Not applicable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 14,600 of the shares reported by TAM, Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 348,100 of the shares reported by TAM, Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 1,452,200 of the shares reported by TAM, Third Avenue Variable Series Trust of the Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 123,800 of the shares reported by TAM, Third Avenue Small-Cap Value Portfolio of the Met Investors Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 168,800 of the shares reported by TAM, American Express Partners Small Cap Value Fund, an investment company registered under the Investment Company
Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 211,400 of the shares reported by TAM, American Express Variable Portfolio Partners Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 35,600 of the shares reported by TAM, Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 191,900 of the shares reported by TAM, and Aegon/TranAmerica Series-Third Avenue Value Portfolio Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 191,900 of the shares reported by TAM. Various separately managed accounts for whom TAM acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, 328,125 of the shares reported by TAM.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               January 16, 2004
                           ---------------------------
                                     (Date)




                           THIRD AVENUE MANAGEMENT LLC

                           BY:/S/  MARTIN J. WHITMAN
                              ----------------------
                              Martin J. Whitman
                              Chairman and Co-Chief Investment Officer